Via Facsimile and U.S. Mail
Mail Stop 6010


October 3, 2005


Ms. Jian Li
Vice President, Finance and Corporate Controller
Durect Corporation
10240 Bubb Road
Cupertino, CA 95014

Re:	Durect Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-31615

Dear Ms. Li:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



      Joel Parker
								Accounting Branch Chief